UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File No. 001-39370

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

 730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Entry into a Material Definitive Agreement

On November 23, 2020, Vision Marine Technologies Inc. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with ThinkEquity, a division of Fordham Financial Management, Inc. (the “Underwriter”), with respect to the issuance and sale in an underwritten public offering (the “Offering”) by the Company of an aggregate of 2,400,000 common shares, with no par value (the “Common Shares”) at a public offering price of US$10.00 per Common Share (the “Offering Price”). The Company also granted the Underwriter an option to purchase within 45 days of the Underwriting Agreement up to 360,000Common Shares equivalent to 15% of the Common Shares sold in the Offering (the “Over-Allotment Option”) at the Offering Price.

The Common Shares were approved to list on the Nasdaq Capital Market under the symbol VMAR and began trading on November 24, 2020.

The Underwriting Agreement contains customary representations, warranties and agreements, indemnification obligations, including for liabilities under the Securities Act of 1933, as amended, other obligations of the parties and termination provisions. In addition, pursuant to the terms of the Underwriting Agreement and related “lock-up” agreements, the Company, each of its directors and executive officers and its shareholders prior to the Offering have agreed not to sell, transfer or otherwise dispose of the Company’s securities, without the prior written consent of the Underwriter, during the period ending 180 days after the date of the Underwriting Agreement.

In exchange for the Underwriter’s services under the Underwriting Agreement, we agreed to (i) pay the Underwriter a cash fee equal to 7% of the gross proceeds from the Offering, (ii) pay the Underwriter a non-accountable expense allowance equal to 1% of the gross proceeds from the Offering, (iii) reimburse the Underwriter for up to US$192,500 of certain accountable expenses and (iv) grant the Underwriter warrants to purchase Common Shares equal to 5.5% of the aggregate number of Common Shares sold in the Offering (the “Representative’s Warrants”). The Representative’s Warrants are exercisable at a per share exercise price equal to US$12.50, which represents 125% of the Offering Price.

The Offering closed on November 27, 2020 at which time the Company sold of 2,760,000 Common Shares, which includes 360,000 shares sold upon full exercise of the Over-Allotment Option. After deducting underwriting discounts, commissions and offering expenses, the net proceeds from the Offering were approximately US$24,940,000. The Company issued Representative’s Warrants to purchase up to 151,800 Common Shares in connection with the Offering.

The Underwriting Agreement is included as an exhibit to this Current Report on Form 6-K to provide investors and security holders with information regarding its terms. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of a specific date, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties.

This report shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Other Events

On November 23, 2020, we issued a press release announcing the pricing of the Offering. A copy of the press release is attached as Exhibit 99.1 hereto.

On November 27, 2020, we issued a press release announcing the closing of the Offering. A copy of the press release is attached as Exhibit 99.2 hereto.

Exhibits

Exhibit No.	Exhibit

1.1	Underwriting Agreement, dated November 23, 2020, between Vision Marine Technologies Inc. and ThinkEquity, a division of Fordham Financial Management, Inc.
4.1	Form of Representative’s Warrant (included in Exhibit 1.1)
99.1	Press Release, dated November 20, 2020
99.2	Press Release, dated November 27, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

Date: November 30, 2020	By:	/s/ Kulwant Sandher
	Name:	Kulwant Sandher
	Title:	Chief Financial Officer